Exhibit 99.1

Draganfly Establishes Dedicated U.S. Defense Subsidiary, Appoints Former Under Secretary & Acting Secretary of the Navy Thomas Modly as Chairman

Draganfly Defense USA to Accelerate U.S. Military Market Expansion, Strengthen Domestic Defense Capabilities and Support Growing Demand for Secure, Mission-Critical Unmanned Systems

Washington, DC — Oct. 12, 2026 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, today announced the establishment of Draganfly Defense USA, Inc., a dedicated U.S. defense subsidiary formed to support the Company’s continued expansion across the United States defense and national security markets.

The dedicated U.S. structure is also intended to support the security; regulatory and compliance requirements associated with serving U.S. defense customers. Draganfly Defense USA will provide a focused framework for establishing defense-specific governance, cybersecurity, data protection, export-control and operational procedures, including the segregation and protection of controlled technologies and sensitive information where required. The structure is designed to support the demand for Draganfly’s products and services in defense programs with stringent domestic, security and compliance requirements.

Thomas B. Modly, the 33rd Under Secretary and former Acting Secretary of the U.S. Navy, will serve as Chairman of the Board of Draganfly Defense USA. Cameron Chell, CEO and Chairman of Draganfly Inc., will serve as a director of the new subsidiary.

In connection with his appointment as Chairman of Draganfly Defense USA, Modly will, in accordance with regulatory requirements, relinquish the board position he currently holds at Draganfly Inc. to assume the Chairman role at Draganfly Defense USA, focusing on growth, development and governance of Draganfly Defense USA. This reflects the increasing demand in the U.S. defense space and the opportunity to utilize Mr. Modly’s extensive experience, capabilities and leadership directly toward the development of Draganfly’s U.S. defense business. Modly has served on Draganfly’s Board of Directors since 2024 and has provided strategic guidance as the Company has expanded its presence across the defense and national security markets.

Modly brings experience across defense leadership, government and business to the role, having served as Acting Secretary of the Navy and previously as the 33rd Under Secretary of the Navy. During his tenure in the Department of the Navy, his work included organizational transformation, business operations, education, accountability and readiness across the Navy and Marine Corps.

Brigadier General AJ Pasagian, USMC (Ret’d), who was appointed President of Draganfly Defense USA in August 2026, will lead the Company’s U.S. defense operations, with responsibility for strategic growth, government and industry relationships, operational expansion and execution across defense programs.

“Establishing Draganfly Defense USA creates a dedicated structure to serve the unique requirements of the U.S. defense market,” said Modly. “I have had the opportunity to work closely with Cameron and the Draganfly team as a member of the Board, and I look forward to continuing that work in a focused capacity as Chairman of Draganfly Defense USA. The opportunity now is to build the governance, agility, operational discipline, and advanced capabilities required to support our U.S. defense customers at scale.”

Draganfly has continued to expand its presence across the U.S. defense ecosystem during 2026, including the recent acquisition of Skip Dynamix, the appointment of Brigadier General AJ Pasagian to lead its U.S. defense operations, and its selection, together with F4 Defense International, by DEVCOM Army Research Laboratory for a development contract focused on a modular, multi-layered integrated counter-UAS system, alongside the continued expansion of the Company’s North American manufacturing and supply-chain capabilities.

“Defense requirements are changing rapidly, and success in this market requires much more than delivering an aircraft,” said Pasagian. “It requires trusted technology, secure supply chains, domestic capability, and an organization structured around the operational requirements of the warfighter, including ease of use and human factors engineering designed to provide and sustain advantage for the American warfighter. Draganfly Defense USA gives us a dedicated platform from which to build those capabilities and serve the U.S. defense community.”

A Dedicated Platform for U.S. Defense Growth

Draganfly Defense USA, Inc. is intended to provide a focused operating structure for the Company’s growing U.S. defense activities, including:

●	unmanned aerial systems and mission-specific aircraft;
●	autonomous systems and software;
●	counter-UAS technologies;
●	artificial intelligence and machine vision;
●	sensing, payload and secure communications technologies;
●	U.S. manufacturing and domestic supply-chain development;
●	integration, training and sustainment;
●	strategic industry and government partnerships; and
●	execution of current and future U.S. defense programs.

The dedicated subsidiary is expected to allow Draganfly to continue building U.S.-based capabilities while also leveraging the Company’s broader engineering, manufacturing, software and technology resources across North America.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a Canadian-headquartered developer of advanced drone solutions, unmanned systems and software serving customers across North America and globally. With more than 27 years of experience in unmanned systems, Draganfly develops and delivers technologies spanning aerial platforms, autonomy, sensing, payload integration and mission-specific solutions for defense, public safety, civil, industrial, agriculture, security, mapping and surveying applications.

The Company combines engineering, manufacturing, software and systems-integration capabilities to support customers operating in complex and mission-critical environments. Draganfly is driven by a mission to provide innovative, reliable solutions that save time, money and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8)

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plan” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the anticipated and growing demand for the Company’s products and services in the U.S. defense and national security markets; the anticipated benefits of Draganfly Defense USA Inc., and its dedicated governance and operating structure; the Company’s ability to establish, develop and expand U.S.-based manufacturing, supply-chain, governance, cybersecurity, data protection, export-control and operational capabilities; the Company’s ability to satisfy applicable security, regulatory and compliance requirements associated with U.S. defense programs; the anticipated contribution of Draganfly Defense USA Inc. and its leadership to the Company’s strategic growth and execution in the U.S. defense market; and the development, pursuit and execution of current and future defense programs, partnerships and contracts. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.